SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Mitel Networks Corporation

(Name of Company)

Common Shares, No Par Value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Paul Chiarelli

President

Wesley Clover International Corporation

390 March Road, Suite 110,

Ottawa, Ontario K2K 0G7

(613) 271-6305

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a Copy to:

James Lurie, Esq.

Osler, Hoskin & Harcourt LLP

620 8th Avenue, 36th Floor

New York, New York 10018

(212) 867-5800

November 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Dr. Terence H. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 316,162 *
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER 316,162 *
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,396,772*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as of August 27, 2013 as reported in the Company’s Form 10-Q for the period ended July 31, 2013.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Kanata Research Park Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5
**	Based on 53,784,184 common shares outstanding as of August 27, 2013 as reported in the Company’s Form 10-Q for the period ended July 31, 2013.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON 4293711 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 53,784,184 common shares outstanding as of August 27, 2013 as reported in the Company’s Form 10-Q for the period ended July 31, 2013.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Wesley Clover International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 53,784,184 common shares outstanding as of August 27, 2013 as reported in the Company’s Form 10-Q for the period ended July 31, 2013.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed on behalf of Dr. Terence H. Matthews (“Dr. Matthews”), Kanata Research Park Corporation (“Kanata”), Wesley Clover International Corporation (“WCIC”) and 4293711 Canada Inc.(“4293711 Canada” and, together with Dr. Matthews, WCIC and Kanata, the “Reporting Persons”), relating to the common shares, without par value (the “Common Shares”) of Mitel Networks Corporation, a corporation existing under the laws of Canada (the “Company”). This Amendment No. 5 amends and supplements the initial statement on Schedule 13D (the “Original 13D”), filed on July 14, 2005 by Dr. Matthews, Wesley Clover Corporation (“WCC”) and Celtic Jet Tech Limited (“Celtic”), as amended and supplemented by Amendment No. 1 on Schedule 13D, filed on May 5, 2006, Amendment No. 2 on Schedule 13D, filed on September 27, 2006, Amendment No. 3, which was inadvertently labeled Amendment No. 2, on Schedule 13D, filed on September 28, 2007, each of which was filed by Dr. Matthews, WCC and Celtic and Amendment No. 4, on Schedule 13D, filed on July 7, 2010 by Dr. Matthews, WCC, WCIC and 4293711 Canada.

WCC, formerly a wholly owned subsidiary of WCIC, a holder of Common Shares of the Company and a reporting person for purposes of this Schedule 13D, was amalgamated with Kanata pursuant to a Certificate of Amalgamation filed with Industry Canada on January 1, 2013 whereby WCC was the surviving entity and WCC was renamed Kanata. As a result of the amalgamation, the

Common Shares previously held by WCC are now beneficially owned by Kanata.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

(a), (b), (c) and (f). Dr. Matthews’ business address is 390 March Road, Suite 110, Ottawa, Ontario K2K 0G7. Dr. Matthews is Chairman of the Company. Dr. Matthews is a citizen of Canada.

Kanata, a corporation existing under the laws of Canada, is primarily engaged in real estate development and real estate management. Kanata’s principal business and principal office address is 555 Legget Drive, Suite 206, Ottawa, Ontario K2K 2X3. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Kanata is set forth below:

Directors of Kanata

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC, Kanata, 4293711 Canada); Chairman of the Board of the Company	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Executive Officers of Kanata

Name	Citizenship	Present Occupation	Business Address
Paul Chiarelli	Canadian	Chief Executive Officer (President of WCIC and 4293711 Canada)	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Martin Vandewouw	Canadian	President	555 Legget Drive, Suite 206, Ottawa, Ontario K2K 2X3

J. Patrick Ferris	Canadian	Secretary	555 Legget Drive, Suite 206, Ottawa, Ontario K2K 2X3

WCIC, a corporation existing under the laws of Canada, is a holding company that is primarily engaged in the business of investing in securities. WCIC’s principal business and principal office address is 390 March Road, Suite 110, Ottawa, Ontario, Canada, K2K 0G7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of WCIC is set forth below:

Directors of WCIC

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC, Kanata, 4293711 Canada); Chairman of the Board of the Company	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Executive Officers of WCIC

Name	Citizenship	Present Occupation	Business Address
Paul Chiarelli	Canadian	President (Chief Executive Officer of Kanata)	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Kathy Preston	Canadian	Secretary and Treasurer	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

4293711 Canada, a corporation existing under the laws of Canada, is the holding company for investments controlled by Dr. Matthews. 4293711 Canada’s principal business and principal office address is 390 March Road, Suite 110, Ottawa, Ontario K2K 0G7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of 4293711 Canada is set forth below:

Directors of 4293711 Canada

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC, Kanata, 4293711 Canada); Chairman of the Board of the Company	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Executive Officers of 4293711 Canada

Name	Citizenship	Present Occupation	Business Address
Paul Chiarelli	Canadian	President, Secretary and Treasurer (President of WCIC and Chief Executive Officer of Kanata)	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 99.9% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of Kanata.

(d) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reason of the relationships among the Reporting Persons, WCIC, 4293711 Canada and Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Kanata. Dr. Matthews, WCIC, Kanata and 4293711 Canada may be regarded as a group for purposes of Rule 13d-5 under the Exchange Act.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons are continuously evaluating the business and prospects of the Company, and their present and future interests in, and intentions with respect to, the Company.

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Company, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Company, or that relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Company, prevailing market conditions, developments affecting the Company, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations. Also, the Reporting Persons or their representatives may engage in communications with one or more directors, officers, representatives or shareholders of the Company and/or third party advisors or financing sources regarding the Company, including but not limited to, the Company’s operations, plans or prospects. The Reporting Persons may acquire additional securities of the Company as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the securities of the Company in privately negotiated transactions or otherwise. The Reporting Persons may discuss ideas that, if effected may result in any of the events enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, including the acquisition by other persons of shares of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and supplemented as follows:

The following disclosure is based on 53,784,184 Common Shares of the Company outstanding, as of August 27, 2013, as reported in the Company’s Form 10-Q for the period ended July 31, 2013.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Dr. Matthews	12,396,772 (2)(3)	23.0%
Kanata	12,080,610 (3)	22.4%
4293711 Canada	12,080,610 (3)	22.4%
WCIC	12,080,610 (3)	22.4%

(1)	For purposes of computing Dr. Matthews’ percentage ownership, the number of outstanding Common Shares includes all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Amendment No. 5 pursuant to Rule 13d-3 under the Exchange Act.
(2)	Consists of: (i) currently exercisable options held by Dr. Matthews to purchase 316,162 Common Shares, at a weighted average exercise price of $3.43 per share, and (ii) 12,080,610 Common Shares held by Kanata.
(3)	Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 99.9% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of Kanata. Pursuant to Rule 13d-3 under the Exchange Act, each of Dr. Matthews, WCIC and 4293711 Canada may be deemed the beneficial owner of all of the Common Shares beneficially owned by Kanata.

(b) Dr. Matthews

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 316,162 Common Shares issuable upon exercise of options that are exercisable within 60 days.

Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares directly owned by WCC.

Kanata

Kanata has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

Kanata does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

4293711 Canada

4293711 Canada has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

4293711 Canada does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

WCIC

WCIC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

WCIC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

To the knowledge of the Reporting Persons, none of the directors or executive officers of Kanata, WCIC and 4293711 Canada beneficially own any Common Shares of the Company, except for Dr. Matthews as reported in this Amendment No. 5 and Paul Chiarelli who owns 1,067 Common Shares.

(c) During the last 60 days there were no transactions in the Common Shares affected by the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors or executive officers.

(d) Not applicable.

(e) WCC ceased to be the beneficial owner of more than 5% of the Common Shares when it was amalgamated into Kanata on January 1, 2013. As a result of the amalgamation, the Common Shares previously held by WCC are now beneficially owned by Kanata.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 is hereby amended and supplemented as follows:

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this statement.

On November 10, 2013, the Company and Aastra Technologies Limited (“Aastra”) entered into an arrangement agreement (the “Arrangement Agreement”) setting out the terms under which the arrangement (the “Arrangement”) will be undertaken. In connection with the Arrangement, Dr. Matthews and Kanata, and certain other shareholders of the Company, all of whom together collectively control approximately 60% of the Common Shares of the Company, have entered into voting support agreements with the Company and Aastra, dated November 10, 2013 (each a “Voting Support Agreement”). Dr. Matthews and Kanata entered into a Voting Support Agreement (the “Matthews Group VSA”) whereby each of them has agreed in their capacity as a shareholder of the Company to: (i) vote all of the Subject Shares (as defined in the Matthews Group VSA) held by them in favor of the approval, consent, ratification and adoption of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, subject to certain customary exceptions; and (ii) not to sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in any Subject Shares, subject to certain exceptions. Additionally, Dr. Matthews and Kanata have agreed for a period of 180 days following the effective date of the consummation of the transactions contemplated by the Arrangement Agreement not to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, 10,872,549 Subject Shares, subject to certain exceptions. The Reporting Persons have not received any monetary consideration as a result of Dr. Matthews or Kanata entering into the Matthews Group VSA and have not purchased any securities of the Company in connection with the transactions described herein.

The foregoing description of the Matthews Group VSA does not purport to be complete and is qualified in its entirety by reference to the Matthews Group VSA, a copy of which is attached hereto as Exhibit 99.2, and which is incorporated herein by reference. This Amendment No. 5 does not purport to amend, qualify or in any way modify the Matthews Group VSA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following exhibits:

99.1 Joint Filing Agreement, dated as of November 20, 2013, among Dr. Terence H. Matthews, 4293711 Canada Inc., Wesley Clover International Corporation and Kanata Research Park Corporation.

99.2 Voting Support Agreement dated November 10, 2013 among Aastra Technologies Limited, Mitel Networks Corporation, Dr. Terence H. Matthews and Kanata Research Park Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013

By:	/s/ Dr. Terence H. Matthews
Name:	Dr. Terence H. Matthews

KANATA RESEARCH PARK CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	Chief Executive Officer

4293711 CANADA INC.

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President, Treasurer & Secretary

WESLEY CLOVER INTERNATIONAL CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President